Exhibit (e)(9)
July 20, 2007
Mr. Paul S. Manierre
Encysive Pharmaceuticals Inc.
4848 Loop Central Drive, 7th Floor
Houston, Texas 77081
Dear Mr. Manierre:
     Reference is made to that Termination Agreement, dated September 8, 2005 (the “Agreement”), between Encysive Pharmaceuticals Inc. (the “Company”) and you. This letter serves as an amendment to the Agreement.
          Pursuant to Section 13.4 of the Agreement, Section 6.4(a)(3) of the Agreement is amended in its entirety to read as follows:
The Company shall pay to the Executive in a lump sum in cash within five (5) days after the Date of Termination a severance payment equal to three (3) times the sum of (i) the Executive’s Base Salary (as in effect on Date of Termination) and (ii) the Executive’s most recent Annual Bonus.
          Pursuant to Section 13.4 of the Agreement, Section 6.4(a)(4) of the Agreement is amended in its entirety to read as follows:
During the 36-month period commencing on the Date of Termination, the Company shall continue benefits (other than disability benefits), at the Company’s expense to the Executive and/or the Executive’s family at least equal to those which would have been provided to them under Section 4.5 hereof if the Executive’s employment had not been terminated (without giving effect to any reduction in such benefits subsequent to the Change in Control which reduction constitutes or may constitute Good Reason).
          Except as may be expressly set forth in this letter, all provisions, terms and conditions in the Agreement remain unmodified and in full force and effect.

Very truly yours,

/s/ George W. Cole

George W. Cole
President and Chief Executive Officer
Acknowledged as of the date first written above:
/s/ Paul S. Manierre
Paul S. Manierre